EXHIBIT 3.4


                          CARTER, LEDYARD & MILBURN LLP
                               COUNSELLORS AT LAW
                                  2 WALL STREET
                            NEW YORK, NEW YORK  10005

JPMorgan Chase Bank,
 as Trustee of Matrix Unit Trust, Series 6:
 Closed-End Income Portfolio, Series 1
4 Chase MetroTech Center- 3rd Floor
Brooklyn, New York 11245

Attention:  Ms. Rosalia A. Koopman
            Vice President
            ----------------------

              Re:  Matrix Unit Trust, Series 6:
                   Closed-End Income Portfolio, Series 1
                   -------------------------------------

Dear Sirs:

     We are acting as counsel for JPMorgan Chase Bank ("JPMorgan Chase") in connection with the execution and delivery of a Trust Agreement (the "Trust Agreement") dated today's date (which Trust Agreement incorporates by reference a certain Standard Terms and Conditions of Trust for Matrix Unit Trusts effective for certain unit investment trusts established on or after October 9, 2002, and the same are collectively referred to herein as the "Indenture") among Matrix Capital Group, Inc., as Depositor (the "Depositor"), Evaluator and Supervisor, and JPMorgan Chase, as Trustee (the "Trustee"), establishing Matrix Unit Trust, Series 6: Closed-End Income Portfolio, Series 1 (the "Trust"), and the confirmation by JPMorgan Chase, as Trustee under the Indenture, that it has registered on the registration books of the Trust the ownership by the Depositor of a number of units constituting the entire interest in the Trust (such aggregate units being herein called "Units"), each of which represents an undivided interest in the Trust which consists of common stocks of closed end funds (including, confirmations of contracts for the purchase of certain stocks not delivered and cash, cash equivalents or an irrevocable letter of credit or a combination thereof, in the amount required for such purchase upon the receipt of such stocks), such stocks being defined in the Indenture as Securities and referenced in the Schedule to the Indenture.

     We have examined the Indenture, the Closing Memorandum dated today's date, and such other documents as we have deemed necessary in order to render this opinion. Based on the foregoing, we are of the opinion that:


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     1.   JPMorgan Chase is a duly organized and existing corporation having the powers of a trust company under the laws of the State of New
York.

     2. The Trust Agreement has been duly executed and delivered by JPMorgan Chase and, assuming due execution and delivery by the other parties thereto, constitutes the valid and legally binding obligation of JPMorgan Chase.

     3. JPMorgan Chase, as Trustee, has registered on the registration books of the Trust the ownership of the Units by the Depositor. Upon receipt of confirmation of the effectiveness of the registration statement for the sale of the Units filed with the Securities and Exchange Commission under the Securities Act of 1933, the Trustee may cause the Units to be transferred on the registration books of the Trust to, and registered in, such other names, and in such denominations, as the Depositor may order.

     In rendering the foregoing opinion, we have not considered, among other things, whether the Securities have been duly authorized and delivered.

                                Very truly yours,


                                /S/ CARTER, LEDYARD & MILBURN LLP

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